Russell Investment Funds

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

May 19, 2016

VIA EDGAR CORRESPONDENCE

Megan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (the “Registrant”) (File No. 811-05371)

Dear Ms. Miller:

In connection with your recent review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings by the Registrant and its series relating to the fiscal year ended December 31, 2015, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in its annual reports and other filings;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Funds